UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No.13)*

                           Total System Services, Inc.
                                (Name of Issuer)

                           $.10 Par Value Common Stock
                         (Title of Class of Securities)

                                   891906-10-9
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement |_| . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
















                                Page 1 of 9 pages

                                       13G

CUSIP No.  891906-10-9
--------------------------------

1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Columbus Bank and Trust Company, as parent holding company and in various fiduciary capacities, and Synovus Financial Corp. as parent holding company of Columbus Bank and Trust Company.

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  |_|
            (b)  |X|

3          SEC USE ONLY



4          CITIZENSHIP OR PLACE OF ORGANIZATION

                 Georgia

Number of      5   SOLE VOTING POWER
Shares             104,401,292 - Beneficial ownership recognized
Benefi-            456,714 - Beneficial ownership disclaimed; Held as fiduciary cially
Owned By
Each
Reporting
Person With
               6   SHARED VOTING POWER
                   163,282 - Beneficial ownership disclaimed; Held as fiduciary

               7   SOLE DISPOSITIVE POWER
                   104,401,292 - Beneficial ownership recognized
                   467,870 - Beneficial ownership disclaimed; Held as fiduciary

               8   SHARED DISPOSITIVE POWER
                   163,282 - Beneficial ownership disclaimed; Held as fiduciary

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              (Includes Beneficial Ownership disclaimed)
               105,032,444

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              81.2%
              (Calculated excluding from outstanding shares all shares owned by Issuer as Treasury shares)

12         TYPE OF REPORTING PERSON

              BK and HC


                                   Page 2 of 9


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                                                                    Page 3 of 9



                        SCHEDULE 13G UNDER THE SECURITIES
                              EXCHANGE ACT OF 1934

Check the following box if a fee is being paid with this statement.  [   ]

1.       (a)      Name of Issuer: Total System Services, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  1200 Sixth Avenue

                  Columbus, Georgia 31901

2.       (a) & (b)  Name and Principal Business Office of Person Filing:

                  Synovus Financial Corp., One Arsenal Place, 901 Front Avenue,

                  Suite 301

                  Columbus, Georgia    31901

                  Columbus Bank and Trust Company, 1148 Broadway

                  Columbus, Georgia 31901

         (c)      Citizenship:

                  Columbus Bank and Trust Company, Synovus Financial Corp., and Total System Services, Inc. are Georgia corporations, with Columbus Bank and Trust Company being a Georgia banking corporation, and Synovus Financial Corp. and Total System Services, Inc. being Georgia business corporations.

         (d)      Title of class of securities: $.10 par value common stock.

         (e)      CUSIP No. 891906-10-9

3.       Check whether person filing is a:

         (a)      [ ]  Broker or Dealer registered under Section 15 of the Act

         (b)      [X]  Bank as defined in section 3(a)(6) of the Act

         (c)      [ ]  Insurance Company as defined in section 3(a)(19) of the
                       Act

         (d) [ ] Investment Company registered under section 8 of the Investment Company Act

         (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

         (f)      [ ]  Employee  Benefit  Plan,  Pension  Fund which is
                       subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see subsection 240.13d-1(b)(1)(ii)(F)

         (g)      [X]  Parent Holding Company, in accordance with subsection
                       240.13d-1(b)(ii)(G) (Note: See Item 7)

         (h)      [ ]  Group, in accordance with subsection
                       240.13d-1(b)(1)(ii)(H)

4. If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a) Amount beneficially owned (Includes shares as to which beneficial ownership is disclaimed).

                  December 31, 1996      105,032,444

         (b)      Percent of Class:   81.2%   (Calculated excluding from
                  outstanding shares all shares owned by the Issuer as treasury shares).

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote

                           104,401,292 - Beneficial ownership recognized 456,714 - Beneficial ownership disclaimed; held as fiduciary

                  (ii)     Shared power to vote or to direct the vote

                           163,282 - Beneficial ownership disclaimed; held as fiduciary

                  (iii)    Sole power to dispose or to direct the disposition of

                           104,401,292 - Beneficial ownership recognized 467,870 - Beneficial ownership disclaimed; held as fiduciary

                  (iv) Shared power to dispose or to direct the disposition of 163,282 - Beneficial ownership disclaimed; held as fiduciary


         For an additional discussion on this item, see Exhibits "A" and "B" attached hereto.

5.       Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         Not Applicable

6.       Ownership of More than Five Percent on Behalf of Another Person.

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         SEE EXHIBIT "B"

7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

         SEE EXHIBIT "B"

8.       Identification and Classification of Members of the Group.

         If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and
         Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

         Not Applicable

9.       Notice of Dissolution of Group.

         Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

         Not Applicable


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                                                                  Page 6 of 9



10. Certification. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          COLUMBUS BANK AND TRUST
                                          COMPANY


                                          By:/S/James D. Yancey
                                                James D. Yancey
                                                Vice Chairman
February 5, 1997
Date


                                          SYNOVUS FINANCIAL CORP.


                                          By:/s/G. Sanders Griffith, III
                                                G. Sanders Griffith, III
                                                Senior Executive Vice President

February 5, 1997
Date

                                   EXHIBIT "A"

         In addition to the securities  identified in the response to Item 4, as of December  31, 1996,  the banking and trust  company  subsidiaries  of Synovus

Financial  Corp.  and the trust  company  subsidiary  of Columbus Bank and Trust

Company  possessed  neither  sole  nor  shared  voting  or  investment  power in connection with 1,408,608 shares of the class of securities which is the subject of this report, which were held in various agency, custody, safekeeping or asset management capacities, or with brokers, for various agency, custody, safekeeping or asset management customers.  Such securities are not included in the response to such item in this  report.  However,  appropriate  disclosures,  such as that currently at hand, by  "footnote"  or otherwise,  will be included in all future reports to  identify  the  volume of such  securities  held in agency,  custody,

safekeeping,  asset management or other capacities in which they possess neither sole or shared voting or investment power.

                                   EXHIBIT "B"

         As of December 31, 1996,  Columbus Bank and Trust  Company,  the parent holding  company  of the  issuer,  as well as a banking  subsidiary  of  Synovus

Financial Corp. and a signatory party hereto,  possessed the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 80.8% of the class of the  securities  which is the  subject of this  report,

equal to 104,401,292 shares, of which the beneficial ownership is recognized. In addition, 626,652 shares of the class of securities which is the subject of this report  are held by  Synovus  Trust  Company,  the  wholly-owned  trust  company subsidiary of Columbus Bank and Trust Company, of which the beneficial ownership is disclaimed,  as set forth below. The Quincy State Bank, a banking  subsidiary of Synovus  Financial  Corp.,  held in a fiduciary  capacity  4,500 shares as to which it possessed sole voting and  investment  power of the class of securities which is the subject of this  report as of December  31,  1996,  the  beneficial ownership of which is disclaimed.  None of the other  subsidiaries of any of the signatory  parties  hereto  have the right to receive or the power to direct the receipt  of  dividends  from,  or the  proceeds  from the sale of,  the class of securities which is the subject of this report, as of December 31, 1996. None of such  subsidiaries,  individually  or in the aggregate,  possesses such right or power relating to more than five percent of the class of the securities which is the subject of this report.

         Held by  Columbus  Bank and Trust  Company and its  wholly-owned  trust company subsidiary, Synovus Trust Company, as of December 31, 1996.

Sole               Shared            Sole Power           Shared Power
Voting Power     Voting Power        To Dispose           To Dispose
------------     ------------        ----------           ---------------
104,401,292<F1>  163,282<F2>         104,401,292<F1>        163,282<F2>
452,214f2>                               463,370<F2>

-------------
FN
<F1>Columbus Bank and Trust Company is the  registered  owner and possesses sole voting and investment  power with respect to 104,401,292  shares of the class of the securities which is the subject of this report, the beneficial  ownership of which is recognized.

<F2>As of December 31, 1996,  Synovus  Trust  Company,  the  wholly-owned  trust company subsidiary of Columbus Bank and Trust Company, held in various fiduciary capacities  452,214 shares as to which it possessed  sole voting power,  463,370 shares as to which it possessed sole investment  power, and 163,282 shares as to which it  possessed  shared  voting  or  investment  power,  of the class of the securities  which is the subject of this  report,  the  beneficial  ownership of which is disclaimed.